FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of May 9, 2014

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes      No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains the summary of the resolutions adopted in the Annual General Meeting of Shareholders (the “Meeting”) of Tenaris S.A. (the "Company") held on May 7, 2014, at 29, avenue de la Porte-Neuve, 3rd Floor, L-2227, Luxembourg at 9:30 a.m. (Luxembourg time).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2014

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Summary of the resolutions adopted in the Annual General Meeting of Shareholders (the “Meeting”) of Tenaris S.A. (the "Company") held on 7 May 2014, at 29,avenue de la Porte-Neuve, 3rd Floor, L-2227, Luxembourg at 9:30 a.m. (Luxembourg time)

1. Consideration of the consolidated management report and related management certifications on the Company’s consolidated financial statements as of and for the year ended 31 December 2013, and on the annual accounts as at 31 December 2013, and of the independent auditors’ reports on such consolidated financial statements and annual accounts.

The Meeting resolved to acknowledge the consolidated management report and related management certifications on the Company’s consolidated financial statements as of and for the year ended 31 December 2013, and on the Company’s annual accounts as at 31 December 2013, and the independent auditors’ reports on such consolidated financial statements and annual accounts.

2. Approval of the Company’s consolidated financial statements as of and for the year ended 31 December 2013.

The Meeting resolved to approve the Company’s consolidated financial statements as of for the year ended 31 December 2013.

3. Approval of the Company’s annual accounts as at 31 December 2013.

The Meeting resolved to approve the Company’s annual accounts as at 31 December 2013.

4. Allocation of results and approval of dividend payment for the year ended 31 December 2013.

The Meeting resolved (i) to approve a dividend for the year ended 31 December 2013, in the aggregate amount of US$0.43 per share (or US$0.86 per ADR), which represents an aggregate sum of approximately US$508 million, and which includes the interim dividend of US$0.13 per share (or US$0.26 per ADR) paid on 21 November 2013, (ii) to authorize the Board of Directors to determine or amend, in its discretion, the terms and conditions of the dividend payment so approved, including the applicable record date, (iii) to make the dividend payment in U.S. dollars on 22 May 2014, in the amount of US$0.30 per share (or US$0.60 per ADR), pursuant to this resolution out of the Company´s retained earnings reserve, and (iv) that the loss of the year ended 31 December 2013, be absorbed by the Company’s retained earnings account.

5. Discharge to the members of the Board of Directors for the exercise of their mandate during the year ended 31 December 2013.

The Meeting resolved to discharge all those who were members of the Board of Directors during the year ended 31 December 2013, from any liability in connection with the management of the Company’s affairs during such year.

6. Election of members of the Board of Directors.

The Meeting resolved to (i) maintain the number of members of the Board of Directors at ten; and (ii) re-appoint all of the current members of the Board of Directors to the Board of Directors, each to hold office until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2014 annual accounts.

7. Compensation of the members of the Board of Directors.

The Meeting resolved that (i) each of the members of the Board of Directors receive an amount of US$85,000 as compensation for his services during the fiscal year 2014; (ii) each of the members of the Board of Directors who are members of the Audit Committee receive an additional fee of US$55,000 and; (iii) the chairman of such Audit Committee receive, further, an additional fee of US$10,000. In all cases, the approved compensation will be net of any applicable Luxembourg social security charges.

8. Appointment of the independent auditors for the fiscal year ending 31 December 2014, and approval of their fees.

The Meeting resolved to (i) appoint PricewaterhouseCoopers, Société cooperative, Cabinet de révision agréé, as the Company’s independent auditors for the fiscal year ending 31 December 2014, to be engaged until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2014 annual accounts; (ii) approve the independent auditors’ fees for audit, audit-related and other services to be rendered during the fiscal year ending December 31, 2014, broken-down into five currencies (Argentine Pesos, Brazilian Reais, Euro, Mexican Pesos and U.S. Dollars), up to a maximum amount for each currency equal to AR$ 15,832,391, BR$ 491,740, € 1,413,639, MX$ 3,593,225 and US$ 1,144,769, and (iii) authorize the Audit Committee to approve any increase or reallocation of the independent auditors’ fees as may be necessary, appropriate or desirable under the circumstances.

9. Authorization to the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders, by such electronic means as is permitted by any applicable laws or regulations.

The Meeting resolved to authorize the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders (either in the form of a separate annual report containing financial statements of the Company and its consolidated subsidiaries or in the form of an annual report on Form 20-F or similar document, as filed with the securities authorities or stock markets) by such electronic means as are permitted or required by any applicable laws or regulations (including any interpretations thereof), including, without limitation, by posting such communication on the Company’s website, or by sending electronic communications (e-mails) with attachment(s) in a widely used format or with a hyperlink to the applicable filing by the Company on the website of the above referred authorities or stock markets, or by any other existing or future electronic means of communication as is or may be permitted by any applicable laws or regulations.